Exhibit 99.1

12 May 2020

Midatech Pharma PLC

(“Midatech” or the “Company”)

Amendment to Relationship Agreement

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines announces that China Medical System Holdings Ltd (0867.HK) (“CMS”), its concert parties and the Company have mutually agreed to amend the relationship agreement entered into on 29 January 2019 (“Relationship Agreement”).

The Relationship Agreement governs the relationship between Midatech, CMS and various CMS affiliates (“CMS Concert Party”). Midatech and the CMS Concert Party have agreed to amend the Relationship Agreement to remove CMS’ rights to appoint a director and observer to the Board of Midatech. In addition, in the event that a vote at a general meeting or election is required, the CMS Concert Party has agreed to vote their Ordinary Shares in the same manner and proportion as all other Ordinary Shares are voted by shareholders other than the CMS Concert Party.

The Company remains in an "Offer Period" as defined in the Takeover Code in relation to the previously announced Formal Sale Process that is underway as part of the Company’s strategic review.

For more information, please contact:

Midatech Pharma PLC

Stephen Stamp, CEO, CFO

Tel: +44 (0)1235 888300

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)

Freddy Crossley, Emma Earl (Corporate Finance)

James Stearns (Corporate Broking)

Tel: +44 (0)20 7886 2500

Noble Capital Markets, Inc. (M&A adviser)

Michel Gouy, Tel. +43 664 230 2910

Wolfgang Stoiber Tel. +1 978 697 9753

mgouy@noblelsp.com / wstoiber@noblelsp.com

IFC Advisory Limited (Financial PR and UK Investor Relations)

Tim Metcalfe / Graham Herring

Tel: +44 (0)20 3934 6630

Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations)

Joseph Green/ Laine Yonker

Tel: (646) 653-7030/ 7035

jgreen@edisongroup.com/ lyonker@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is an R&D company focused on ‘Making Medicines Better’ by improving delivery of drugs in the body. The Company combines existing medications with its proprietary and innovative drug delivery technologies to provide compelling oncology and rare disease products that have the potential to powerfully impact the lives of patients undergoing treatment for life threatening diseases.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nano-technology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading edge nano-technology used for targeting medications to sites of disease.

By improving biodelivery and biodistribution of approved existing molecules, Midatech’s unique R&D has the potential to make medicines better, lower technical risks, accelerate regulatory approval and route to market, and provide newly patentable products. The platform nature of the technologies allows the potential to develop multiple drug assets rather than being reliant on a limited number of programmes.

Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding the development of products by CMS, any payments that may be received, the strategic review and formal sale process.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.